

24000804

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-39904

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FLI INVESTORS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
ONE JERICHO PLAZA, SUITE 201
(No. and Street)

JERICHO   **NEW YORK**   **11753**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
STEPHEN J. JUCHEM   **516-935-1200**   STEVE@FLIINVESTORS.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
GRASSI & CO.
(Name – if individual, state last, first, and middle name)

750 THIRD AVENUE, 28TH FLOOR **NEW YORK**   NEW YORK **10017**
(Address)   (City)   (State)   (Zip Code)

10/22/03   **606**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FLI INVESTORS, LLC _____, as of 12/31 _____, 2023 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JO-ANNE BROCCOLO
Notary Public, State of New York
Registration No. 01BR4938784
Qualified in Nassau County
Cert. Filed In Nassau County
My Commission Expires July 25, 2026

Signature: _____

Title: _____
EXECUTIVE VP & CFO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLI INVESTORS, LLC

INDEX

DECEMBER 31, 2023 AND 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P. C.

We have served as FLI Investors, LLC's auditor since 2019.

New York, New York
January 31, 2024



750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK I NEW JERSEY I MASSACHUSETTS I FLORIDA

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

FLI INVESTORS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS		
Cash and cash equivalents	$ 112,416	$ 191,155
Accounts receivable	53,451	53,123
Contract assets	15,536	-
Total assets	$ 181,403	$ 244,278
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued expenses	$ 10,000	$ 10,000
Deferred revenue	-	3,046
Accrued member distributions	17,618	13,399
Total liabilities	27,618	26,445
Members' equity	153,785	217,833
Total liabilities and members' equity	$ 181,403	$ 244,278

The accompanying notes are an integral part of these financial statements.

FLI INVESTORS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023 AND 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Brokers and Dealers*.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $89,046 and $115,572 at December 31, 2023 and 2022, respectively. The Company's cash is held at financial institutions which have Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at FDIC insured financial institutions may, at times, exceed FDIC covered amounts. No losses have been incurred to date.

(d) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for credit losses, which represents the collectability of accounts receivable. This allowance adjusts gross accounts receivable downward to its estimated net realizable value. To determine the allowance for credit losses, management reviews specific customer risks and the Company's accounts receivable aging. Management considers accounts past due on a customer-by-customer basis. No allowance for credit losses was provided as of December 31, 2023 and 2022, as management believed that there were no material, additional, probable losses at those dates.

(continued)

3

FLI INVESTORS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023 AND 2022

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

    (e)   Contract Assets and Deferred Revenue

Contract assets are recorded for those parts of the contract consideration not yet invoiced, but for which the performance obligations are completed. Deferred revenue (contract liabilities) represents billings or payments received in advance of revenue recognition and are recognized upon transfer of control. There were deferred revenue payments received of $0 and $3,046 at December 31, 2023 and 2022, respectively.

    (f)   Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

The Company elected to pay New York State income taxes of $13,309 and $48,978 on behalf of its members for the years ended December 31, 2023 and 2022, respectively. These payments are included in distributions to members.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

    (g)   Subsequent Events

The Company has evaluated subsequent events after December 31, 2023 through January 31, 2024, the date that the financial statements were considered available to be issued. During this period, there were no subsequent events requiring disclosure.

NOTE 3 - <u>RELATED PARTY TRANSACTIONS</u>

The Company receives management fees from certain entities related to the Company by common ownership.

The Company has a cost sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

(continued)

FLI INVESTORS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023 AND 2022

NOTE 4 - MEMBERS' EQUITY

Class A and Class I Member Interests

The Company has authorized two classes of member interests, Class A and Class I non-voting member interests. The rights of the holders of each class of member interest are different. Each holder of Class I member interests is entitled to share in a percentage of the Company's gross revenue (the "Class I Revenue Share"). Each holder of Class A member interests is entitled to their pro-rata share of net income, after the Class I Revenue Share is subtracted.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2023, the Company had net capital of $84,798, which was $79,798 in excess of its required net capital. The Company's net capital ratio was .33 to 1 at December 31, 2023.

NOTE 6 - INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 - RULE 15c3-3 EXEMPTION

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2023. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2023.